UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name: GSC Investment LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):		12 East 49th Street, Suite 3200
New York, New York 10017

Telephone Number (including area code): (212) 884-6200

Name and address of agent for service of process:	David L. Goret, c/o GSC Investment LLC
12 East 49th Street, Suite 3200, New York, New York 10017

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Florham Park and the state of New Jersey on the 17th. day of October, 2006.

[SEAL]			/s/ Richard J. Allorto, Jr.

(Signature)

GSC Investment LLC

(Name of Company)

		By	Richard J. Allorto, Jr.

(Name of director, officer or general partner
signing on behalf of the company)

Chief Financial Officer

Attest:	/s/ David L. Goret		(Title)

(Signature)

David L. Goret

(Name)

Vice President and Secretary

(Title)